Orient Paper, Inc.

Science Park, Xushui County, Baoding City

Hebei Province, The People's Republic of China 072550

February 12, 2010

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director/ Janice McGuirk/Jim Lopez

Re:	Orient Paper, Inc.
Registration Statement on Form S-3
File No. 333-163340

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Orient Paper, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4 p.m., Eastern Standard Time, on Tuesday, February 16, 2010, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Orient Paper, Inc.
By: /s/Winston C. Yen_
Name: Winston C. Yen
Title: Chief Financial Officer